Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.

Annual Meeting of Shareholders of Mountain
Province Diamonds Inc. (the “Corporation”)

September 10, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Obligations
Section 11.3

Matters Voted Upon

General Business Outcome of Vote

1.	The election of the following nominees as directors of the Carried
Corporation for the ensuing year or until their successors are elected or appointed:

(a)	Jonathan Comerford
(b)	Patrick Evans
(c)	Elizabeth J. Kirkwood
(d)	Carl Verley
(e)	David Whittle
(f)	D.H.W. (Harry) Dobson
(g)	Peeyush Varshney

2.	The reappointment of KPMG LLP, Chartered Accountants, as Carried
Auditors of the Corporation to hold office until the next general meeting of the shareholders and to authorize the directors to fix the auditor’s remuneration.

3.	The amendments to the Stock Option Plan, as described Carried in the Management Information Circular of the Corporation,
were approved, ratified, confirmed and adopted in accordance with and subject to the regulatory approval, and any director or officer of the Corporation was authorized to execute
and deliver all such documents and instruments to give effect to this resolution.

Dated at Toronto, as of the 11th day of September, 2009.
MOUNTAIN PROVINCE DIAMONDS INC.

(signed) “Jennifer Dawson”
Per: JENNIFER DAWSON
Chief Financial Officer and Corporate Secretary